August 31, 2005


United States Securities & Exchange Commission
Ms. Claire Erlanger
Division of Corporate Finance
Washington, D.C.  20549

Subject:    Florida Gaming Corporation
            Form 10-KSB for the year ended December 31, 2004
            Form 10-QSB for the period ended March 31, 2005 and June 30, 2005 Commission File #: 000-09099

Dear Ms. Erlanger:

      The following is in response to the subject letter to Florida Gaming Corporation on August 17th, 2005.

1. We will include in future filings the changes to the valuation reserve during the year including the amounts charged to increase the reserve balance and the amounts written off to reduce the valuation reserve balance.

                                                      Valuation Reserve
                                                          Analysis
                                                       Florida Gaming
                                                        Corporation
                                                         12/31/2004

                                                           2004            2003
                                                          -------        -------
Balance at the beginning of the year                      119,669         65,796
Provision charged to operations                           149,323         53,873
Charges to the reserve                                          0              0
                                                          -------        -------
Ending balance                                            268,992        119,669
                                                          =======        =======

2. In future filings we will disclose any possible outcomes related to our lack of liquidity, such as curtailment of operations or lack of a business plan. We will also disclose the impact of this deficit on our ability to operate our business and meet our obligations as they become due. We will refer to Item 303 (b) (1) of Regulation S-B.


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If you have any further questions, please do not hesitate to contact the undersigned at (502) 589-2000 or facsimile (812) 945-7717. My mailing address is Florida Gaming Corporation, 2669 Charlestown Road, Suite D, New Albany, IN 47150.


Sincerely,



Kimberly R. Tharp
Chief Financial Officer